Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES RETIREMENT OF BOARD CHAIR AND APPOINTMENT OF INCOMING CHAIR

Calgary, Alberta, Canada – April 7, 2017

Precision Drilling Corporation ("Precision" or the "Company") announced that Robert (Bob) Phillips, Chairman of the Board of Directors (the "Board") will not be standing for re-election and will retire from Precision's Board at the conclusion of Precision's Annual and Special Meeting of Shareholders on May 17, 2017 (the "Annual Shareholders Meeting"). Steven Krablin, a current member of the Board will succeed Mr. Phillips as Chairman, subject to his re-election as a director to the Board at the Annual Shareholders Meeting.

Mr. Phillips joined the Precision Board in 2004 and was appointed Chairman in 2007. He has served on the boards of publicly-traded and private corporations for more than 25 years, including several oilfield service companies.

"For the past decade I have had the distinct pleasure of leading Precision's Board of Directors. Throughout my tenure as Chairman, our Board members have challenged one another and the Company's management team to foster a world-class organization with a unique culture and true leadership position within the oilfield services industry. I am proud of the Company's continued focus on delivering shareholder value through operational excellence, financial discipline and transparency in public disclosure, all important factors that support the reputation Precision enjoys today," said Mr. Phillips. "I commend my fellow directors, management and employees for all their efforts in Precision's success," he added.

"I would like to thank Bob for his insightful leadership of the Precision organization. His focus on shareholder interests has always been front and center as he has guided the Board and management through challenges and opportunities over his tenure. Bob has been instrumental in helping Precision define and develop our High Performance, High Value strategy, an integral part of our growth.  He navigated our transition from a trust to a corporate structure; helped re-launch Precision's international expansion; completed a large acquisition in the U.S.; and oversaw the re-investment in our high specification fleet of 239 Super Series Tier One rigs.  His leadership, honesty, humility and integrity have shaped Precision's culture from the day he joined our Board, and his influence on Precision will be enduring," said Kevin A. Neveu, President and Chief Executive Officer.

Mr. Krablin was appointed to the Board in May 2015. He has over 30 years of experience as a corporate executive in the energy industry. He served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc., an oilfield service company that manufactured products used in the drilling, production and transportation of oil and gas. He also served as Chief Financial Officer of other oil and gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.  Mr. Krablin is currently a director of Hornbeck Offshore Services, Inc. and Chart Industries Inc.

"We are pleased to have Mr. Krablin transition from Board member to become our new Chairman of the Board," continued Mr. Neveu. "Steve's extensive executive and board level leadership experience in the energy industry has proven to be a very good fit for Precision throughout Steve's tenure as a Board member and he is ready to assume leadership of the Board and stewardship of the organization."

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Kevin A. Neveu, President and Chief Executive Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com